UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.3)*

World Wrestling Entertainment, Inc.

(Name of Issuer)

Class A Common Stock, $.01 par value per share

(Title of Class of Securities)

98156Q108

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 98156Q108		13G

1	Name of Reporting Person Talpa Beheer B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,784,105

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,784,105

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,784,105

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 4.2%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 98156Q108		13G

1	Name of Reporting Person Theatrum Novum C.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,784,105

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,784,105

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,784,105

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 4.2%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 98156Q108		13G

1	Name of Reporting Person Theatrum Novum Management B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,784,105

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,784,105

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,784,105

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 4.2%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 98156Q108		13G

1	Name of Reporting Person Stichting Administratiekantoor Talpa Beheer

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,784,105

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,784,105

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,784,105

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 4.2%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 98156Q108		13G

1	Name of Reporting Person Johannes Hendrikus Hubert de Mol

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,784,105

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,784,105

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,784,105

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 4.2%

12	Type of Reporting Person (See Instructions) IN

CUSIP No. 98156Q108	13G

Item 1.
(a)	Name of Issuer: World Wrestling Entertainment, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 1241 East Main Street Stamford, CT 06902

Item 2.
(a)

Names of Persons Filing:

This statement is being jointly filed by (i) Talpa Beheer B.V., a private company with limited liability incorporated under the laws of the Netherlands (“TBBV”), (ii) Theatrum Novum C.V., a limited partnership organized under the laws of the Netherlands (“TNCV”), (iii) Theatrum Novum Management B.V., a private company with limited liability incorporated under the laws of the Netherlands (“TNMBV”), (iv) Stichting Administratiekantoor Talpa Beheer, a foundation organized under the laws of the Netherlands (“SATB”), and (v) Johannes Hendrikus Hubert de Mol (“Mr. de Mol” and, together with TBBV, TNCV, TNMBV and SATB, the “Reporting Persons”).  TNCV owns a majority of the issued and outstanding shares of TBBV.  TNMBV is the general partner of TNCV.  SATB is the limited partner of TNCV and owns the majority of the issued and outstanding shares of TNMBV.  Mr. de Mol owns a majority of the depositary receipts issued by SATB.  Mr. de Mol is the Chairman of SATB and the sole managing director of TNMBV and TBBV.  The securities to which this statement relates (the “Class A Shares”) are owned by TBBV.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

(b)	Address of Principal Business Office or, if none, Residence: The principal business address of each of the Reporting Persons is: Burgemeester A. Colijnweg 2 1182 AL Amstelveen The Netherlands
(c)

Citizenship:

TBBV and TNMBV are private companies with limited liability incorporated under the laws of the Netherlands.  TNCV is a limited partnership organized under the laws of the Netherlands.  SATB is a foundation organized under the laws of the Netherlands.  Mr. de Mol is a citizen of the Netherlands.

(d)	Title of Class of Securities: Class A Common Stock, $.01 par value per share.
(e)	CUSIP Number: 98156Q108

CUSIP No. 98156Q108	13G

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	☐	Broker or dealer registered under section 15 of the Act;
	☐	Bank as defined in section 3(a)(6) of the Act;
	☐	Insurance company as defined in section 3(a)(19) of the Act;
	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
☐

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with

Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

	(a)	Amount beneficially owned: 1,784,105
(b)

Percent of class:

4.2%  (The percentages used in this statement are calculated based upon the 42,540,288 Class A Shares issued and outstanding as of February 6, 2018, as reported by World Wrestling Entertainment, Inc. in its Form 10-K filed on February 8, 2018 with the Securities and Exchange Commission.)

	(c)	Number of shares as to which such person has:

TBBV

i.	Sole power to vote or direct the vote:	1,784,105

ii.	Shared power to vote or direct the vote:	0

iii.	Sole power to dispose or direct the disposition of:	1,784,105

iv.	Shared power to dispose or direct the disposition of:	0

TBBV has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Class A Shares owned by it.

TNCV

i.	Sole power to vote or direct the vote:	0

ii.	Shared power to vote or direct the vote:	1,784,105

iii.	Sole power to dispose or direct the disposition of:	0

iv.	Shared power to dispose or direct the disposition of:	1,784,105

CUSIP No. 98156Q108	13G

TNCV shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Class A Shares owned by TBBV by virtue of its direct equity interest in TBBV.

TNMBV

i.	Sole power to vote or direct the vote:	0

ii.	Shared power to vote or direct the vote:	1,784,105

iii.	Sole power to dispose or direct the disposition of:	0

iv.	Shared power to dispose or direct the disposition of:	1,784,105

TNMBV shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Class A Shares owned by TBBV by virtue of it being the general partner of TNCV.

SATB

i.	Sole power to vote or direct the vote:	0

ii.	Shared power to vote or direct the vote:	1,784,105

iii.	Sole power to dispose or direct the disposition of:	0

iv.	Shared power to dispose or direct the disposition of:	1,784,105

SATB shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Class A Shares owned by TBBV by virtue of its direct equity interest in TNMBV.

Mr. de Mol

i.	Sole power to vote or direct the vote:	0

ii.	Shared power to vote or direct the vote:	1,784,105

iii.	Sole power to dispose or direct the disposition of:	0

iv.	Shared power to dispose or direct the disposition of:	1,784,105

Mr. de Mol shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Class A Shares owned by TBBV by virtue of him being the Chairman of SATB and the sole managing director of TNMBV and TBBV.

Item 5.	Ownership Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

CUSIP No. 98156Q108	13G

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2018

TALPA BEHEER B.V.

	By:	/s/ Barry Salomon Masclee
Name: Barry Salomon Masclee
Title: Attorney-In-Fact

THEATRUM NOVUM C.V.
BY: THEATRUM NOVUM MANAGEMENT B.V.

	By:	/s/ Barry Salomon Masclee
Name: Barry Salomon Masclee
Title: Attorney-In-Fact

THEATRUM NOVUM MANAGEMENT B.V.

	By:	/s/ Barry Salomon Masclee
Name: Barry Salomon Masclee
Title: Attorney-In-Fact

STICHTING ADMINISTRATIEKANTOOR TALPA BEHEER

	By:	/s/ Barry Salomon Masclee
Name: Barry Salomon Masclee
Title: Attorney-In-Fact

JOHANNES HENDRIKUS HUBERT DE MOL

	By:	/s/ Barry Salomon Masclee
Name: Barry Salomon Masclee
Title: Attorney-In-Fact

[Signature Page to Schedule 13G]

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement, dated February 27, 2018, by and among the Reporting Persons, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
99.2	Power of Attorney, dated December 21, 2016, by and among the Reporting Persons.